SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-50106

Legends Financial Holdings, Inc.

(Exact name of registrant as specified in its charter)

3010 North First Street
Clarksville, TN 37050
(931) 503-1234

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)   [X]           Rule 12h-3 (b) (1) (i)  [   ]
Rule 12g-4 (a) (1) (ii)  [   ]           Rule 12h-3 (b) (1) (ii)          [   ]
Rule 12g-4 (a) (2) (i)            [   ]           Rule 12h-3 (b) (2) (i)           [   ]
Rule 12g-4 (a) (2) (ii)  [   ]           Rule 12h-3 (b) (2) (ii)          [   ]
                                   Rule 15d-6                          [   ]
Approximate number of holders of record as of the certification or notice date:  222

Pursuant to the requirements of the Securities Exchange Act of 1934, Legends Financial Holdings, Inc., a Tennessee corporation, by the undersigned duly authorized person.

Dated: _August 23_______, 2006

LEGENDS FINANCIAL HOLDINGS, INC.

By: ___/s/ Billy P. Atkins______________
                              Name:       Billy P. Atkins
                                                                        Title:    President & CEO